Exhibit (b)(1)

Senior Facilities Commitment Letter Agreement by and among J.P. Morgan Securities Inc., JP Morgan Chase Bank, N.A., Wachovia Capital Markets, LLC, Wachovia Bank, National Association and Investcorp Investment Equity Limited, dated October 5, 2005

J.P. MORGAN SECURITIES INC.	WACHOVIA CAPITAL MARKETS, LLC
270 Park Avenue	301 S. College Street, 6th Floor
New York, New York 10017	Charlotte, North Carolina 28288

JPMORGAN CHASE BANK, N.A.	WACHOVIA BANK, NATIONAL ASSOCIATION
270 Park Avenue	301 S. College Street, 6th Floor
New York, New York 10017	Charlotte, North Carolina 28288

October 5, 2005

Project Cougar

$300,000,000 Senior Facilities

Commitment Letter

Investcorp Investment Equity Limited,

on its own behalf and on behalf of

certain of its affiliates and other

investors

West Wind Building

P.O. Box 1111

George Town, Grand Cayman

Cayman Islands, B.W.I.

Ladies and Gentlemen:

You have advised J.P. Morgan Securities Inc. (“JPMorgan”), JPMorgan Chase Bank, N.A. (“JPMorgan Chase Bank”), Wachovia Capital Markets, LLC (“WCM”) and Wachovia Bank, National Association (“Wachovia”; together with JPMorgan, JPMorgan Chase Bank and WCM, the “Commitment Parties”) that Investcorp Investment Equity Limited, together with certain affiliated entities (“Investcorp”), other international and domestic investors and certain members of management (together with Investcorp, the “Investor Group”), intends, through your newly formed acquisition vehicles Cougar Holdings Inc., a Delaware corporation (“Holdings”) and its wholly owned subsidiary, Cougar Merger Sub, Inc., a Delaware corporation (the “Borrower”), to acquire (the “Acquisition”) by merger with the Borrower (the surviving corporation thereof also being the “Borrower”) a company previously identified to us as “Cougar” (“Cougar”), a Delaware corporation, pursuant to a merger agreement (the “Merger Agreement”) to be entered into among Holdings, the Borrower and Cougar (capitalized terms used but not defined herein having the meanings assigned to them in the Summary of Principal Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”)).

In connection with the Acquisition, (a) the Investor Group will contribute to Holdings an aggregate amount representing not less than 31% of the pro forma capitalization of the Borrower after giving effect to the Acquisition for the issuance by Holdings of its common equity; (b) Holdings will issue in a private placement senior subordinated pay-in-kind notes yielding gross proceeds of not less than $75,000,000 (and not greater than $90,000,000) (the “Holdings Mezzanine Debt”), (c) the Borrower will issue in a private placement senior subordinated notes yielding gross proceeds of not less than $110,000,000 (the “Borrower Mezzanine Debt” and together with the Holdings Mezzanine Debt, the “Mezzanine Debt”), the proceeds of which will be used to partially finance the Acquisition; and (d) the Borrower will obtain $300,000,000 in senior secured credit facilities

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(collectively the “Senior Facilities”), comprised of (i) a term loan facility of $250,000,000 and (ii) a revolving credit facility of $50,000,000, up to $5,000,000 of which may be drawn (plus amounts utilized for the issuance of letters of credit) on the date of the consummation of the Acquisition (the “Closing Date”). The Acquisition and the other transactions described in this paragraph and the immediately preceding paragraph, together with the refinancing of existing indebtedness of Cougar on the Closing Date and the payment of costs and expenses incurred in connection with the Acquisition and such other transactions, are collectively referred to herein as the “Transactions”.

JPMorgan and WCM are pleased to advise you that they are willing to act as the joint lead arrangers (the “Arrangers”) and joint bookrunners for the Senior Facilities. Furthermore, (a) JPMorgan Chase Bank is pleased to advise you of its commitment to provide 55% of the full principal amount of the Senior Facilities, and (b) Wachovia is pleased to advise you of its commitment to provide 45% of the full principal amount of the Senior Facilities. The Term Sheet sets forth the principal terms and conditions on and subject to which JPMorgan Chase Bank and Wachovia are willing to make available the Senior Facilities.

It is agreed that JPMorgan Chase Bank will act as the sole and exclusive Administrative Agent in respect of the Senior Facilities, Wachovia will act as the sole and exclusive Syndication Agent in respect of the Senior Facilities, and each of them will, in such capacity, perform the duties and exercise the authority customarily performed and exercised by it in such role. You agree that no other agents, co-agents or arrangers will be appointed and no other titles will be awarded in connection with the Senior Facilities unless you and we shall so agree.

We intend to syndicate the Senior Facilities to a group of financial institutions (together with JPMorgan Chase Bank and Wachovia, the “Lenders”) identified by us subject to your consent, which shall not be unreasonably withheld. The Arrangers intend to commence syndication efforts promptly, and you agree actively to assist us in completing a timely syndication reasonably satisfactory to the Arrangers. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit from your existing banking relationships, (b) your using commercially reasonable efforts to provide direct contact between senior management of the Borrower and the proposed Lenders, (c) assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication and (d) the hosting, with the Arrangers, of one or more meetings of prospective Lenders at such times and places as we may reasonably request. You also agree to provide us with reasonable prior notice of the syndication of any competing offering, placement or arrangement of any bank financing in the United States by or on behalf of any other United States portfolio company of Investcorp.

The Arrangers will manage all aspects of the syndication and will, when reasonably appropriate, consult with you regarding decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. You agree to assist, and to insure that the Borrower assists, us in forming any such syndicate, including providing us, promptly upon request, with all information reasonably deemed necessary by us to complete successfully the syndication, including, but not limited to, an information package for delivery to potential syndicate members and participants including therein appropriate projections. At the reasonable request of the Arrangers, you agree to assist, and use commercially reasonable efforts to insure that the Borrower assists, us in the preparation of a version of the information package and presentation consisting exclusively of information and documentation that is either publicly available or not material with respect to Cougar or any of its subsidiaries and any of its securities for purposes of United States federal and state securities laws. In addition, you agree to afford us a reasonable period of time from the date hereof to complete the syndication of the Senior Facilities.

You represent and warrant that (a) all information (other than the information referred to in clauses (b) and (c) of this sentence) which has been or is hereafter made available to any of us by you or any of your representatives in connection with the transactions contemplated hereby is and will be complete and correct in all

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material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein taken as a whole not materially misleading in light of the circumstances under which such statements are made, (b) you have no knowledge that any of the information regarding Cougar and its subsidiaries which has been provided to you by Cougar and has been made available to any of us by you or any of your representatives (the “Cougar Information”) is not complete and correct in all material respects, and you have no knowledge that any such Cougar Information contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein taken as a whole not materially misleading in light of the circumstances under which such statements are made, and (c) all financial projections that have been or are hereafter provided by you and made available to any of us or any other participants in the Senior Facilities have been or will be prepared in good faith based upon what you believe to be reasonable assumptions at the time made (it being recognized by JPMorgan Chase Bank and Wachovia, however, that projections as to future events are not to be viewed as facts and that the actual results during the period or periods covered by such projections probably will differ from the projected results and that such differences may be material). You agree to supplement the information and projections referred to in clauses (a), (b) and (c) above from time to time until completion of the syndication so that the representation and warranty in the preceding sentence remains correct. In arranging and syndicating the Senior Facilities, we will be using and relying on such information and projections without independent verification thereof.

Each of the Commitment Parties severally agrees to keep confidential the information referred to in clauses (a), (b) and (c) of the preceding paragraph and supplements thereof, except such information that (a) is disclosed by such Commitment Party to its affiliates, directors, officers, employees, agents and advisors who are directly involved in the consideration of this matter (it being understood that such persons will be informed by such Commitment Party of the confidential nature of such information and directed by such Commitment Party to treat such information as confidential), (b) is disclosed in connection with the syndication of the Senior Facilities to affiliates, directors, officers, employees, agents and advisors of potential or actual members or participants of the syndicate (it being understood that the steps taken to assure confidential treatment of such information by each potential member of the syndicate are subject to agreement with you prior to dissemination of such information), (c) is compelled in a judicial or administrative proceeding or as otherwise required by law or as requested by any regulatory authority having jurisdiction over such Commitment Party (in which case such Commitment Party agrees to inform you promptly thereof to the extent practicable and permitted by applicable law), (d) has been publicly disclosed other than in breach of this letter, (e) is available to such Commitment Party on a non-confidential basis from a source other than you or (f) was available to such Commitment Party on a non-confidential basis prior to its disclosure by you. The foregoing obligations of the Commitment Parties shall be superseded in their entirety by their confidentiality undertakings set forth in the definitive financing documents for the Transactions.

As consideration for the commitments and agreements of the Commitment Parties hereunder, you agree to pay the nonrefundable fees described in the Fee Letter dated the date hereof and delivered herewith (the “Fee Letter”).

Each Commitment Party’s commitments and agreements to perform the services described herein are subject to (a) since June 30, 2005, there not having occurred and being continuing any event, change or effect (any such event, change or effect, a “Material Adverse Effect”) that has a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Cougar and its subsidiaries, taken as a whole, other than (i) changes or effects which are or result from occurrences relating to the United States economy generally or the industries in which Cougar operates that do not materially and disproportionately affect Cougar, (ii) changes or effects which result directly from the announcement of the Merger Agreement, the Acquisition or the transactions contemplated thereby, (iii) changes or effects which are or result from changes in laws after the date hereof, or (iv) changes or effects which are or result from changes in GAAP after the date hereof, and there not having occurred and being continuing any event, change or effect that would reasonably be expected to have a Material Adverse Effect, (b) our not becoming aware after the date hereof of any information or other matter

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which is inconsistent in a material and adverse manner with any information or other matter disclosed to us by you prior to the date hereof, (c) the negotiation, execution, delivery and closing on or before December 31, 2005 of definitive documentation with respect to the Senior Facilities reasonably satisfactory to us and our counsel, provided, that in the event that the Securities and Exchange Commission’s review process (including, without limitation, the provision of oral comments or the issuance of written comment letters and the response thereto) of the proxy statement relating to Cougar’s stockholders’ meeting and all other filings related thereto has not been completed by a date that would allow Cougar to call and hold its stockholders’ meeting (taking into account proxy solicitation periods required by applicable law and the rules and regulations of Nasdaq and that the time between the date Cougar mails the proxy statement to its stockholders and the date of Cougar’s stockholder meeting shall be at least thirty-five (35) days), you shall have the right to extend such date (by no more than 45 days from such date) by delivering written notice specifying such extension period to us (with such extension taking effect as of December 31, 2005), (d) our satisfaction that prior to and during such syndication there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of Cougar, Holdings, the Borrower or any subsidiary thereof (other than the Mezzanine Debt and other than in connection with a competing bid for Cougar by a group other than the Investor Group or any of their affiliates) and (e) the other conditions set forth in the Term Sheet. The terms and conditions of JPMorgan Chase Bank’s and Wachovia’s commitments hereunder and of the Senior Facilities are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of the Commitment Parties and you.

The reasonable costs and expenses (including, without limitation, the reasonable fees and expenses of one counsel (and, in addition, any local or special counsel reasonably requested) to JPMorgan and JPMorgan Chase Bank and of Cahill Gordon & Reindel LLP, and the Commitment Parties’ syndication and reasonable other out-of-pocket expenses) arising in connection with the preparation, execution and delivery of this letter and the definitive financing agreements shall be for your account if the Closing Date occurs. You further agree to indemnify and hold harmless each Lender, the Commitment Parties and each director, officer, employee, affiliate and agent thereof (each, an “indemnified person”) against, and to reimburse each indemnified person, upon its demand, for, any losses, claims, damages, liabilities or other expenses (“Losses”) to which such indemnified person may become subject insofar as such Losses arise out of or in any way relate to or result from the Transactions, this letter or the financing contemplated hereby, including, without limitation, Losses consisting of reasonable legal or other expenses reasonably incurred in connection with investigating, defending or participating in any legal proceeding relating to any of the foregoing (whether or not such indemnified person is a party thereto); provided that the foregoing will not apply to any Losses to the extent they are found by a final decision of a court of competent jurisdiction to have resulted from (a) the gross negligence or willful misconduct of such indemnified person, (b) legal proceedings commenced against any indemnified person by any security holder or creditor thereof solely in its capacity as such or (c) legal proceedings commenced against the Administrative Agent or any Lender by any transferee thereof. Your obligations under this paragraph shall remain effective notwithstanding any termination of this letter until definitive financing documentation is executed. No Commitment Party nor any other indemnified person shall be responsible or liable to you or any other person, except to the extent such liability is determined in a final judgment by a court of competent jurisdiction to have resulted from such entity’s gross negligence, willful misconduct or breach of its obligations under this letter. In no event, however, shall you or any indemnified person be liable for any damages arising from the use by unauthorized persons of information or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by such persons or on any theory of liability for any special, indirect, punitive, or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) which may be alleged as a result of this letter or the financing contemplated hereby. You will also not be responsible for consequential damages which may be alleged as a result of this letter or the financing contemplated hereby.

You acknowledge that each Commitment Party and its affiliates (the term “Commitment Party” as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may

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have conflicting interests regarding the Transactions and otherwise. No Commitment Party will use confidential information obtained from you by virtue of the Transactions or its other relationships with you in connection with the performance by such Commitment Party of services for other companies, and no Commitment Party will furnish any such information to other companies. You also acknowledge that no Commitment Party has any obligation to use in connection with the Transactions, or to furnish to you, confidential information obtained from other companies. You further acknowledge that JPMorgan and WCM are full service securities firms and either of JPMorgan or WCM may from time to time effect transactions, for their own or their affiliates’ account or the account of customers, and hold positions in loans, securities or options on loans or securities of the Borrower and its affiliates and of other companies that may be the subject of the transactions contemplated by this Commitment Letter.

Each of the Commitment Parties may employ the services of its affiliates in providing certain services hereunder and, in connection with the provision of such services and provided such affiliates agree to be subject to the confidentiality provisions set forth above, may exchange with such affiliates information concerning you and the other companies that may be the subject of the Transactions, and, to the extent so employed, such affiliates shall be entitled to the benefits afforded the Commitment Parties hereunder.

This letter shall be governed by, and construed in accordance with, the laws of the State of New York. Without prejudice to the next paragraph hereof, this letter and the Fee Letter shall not be assignable by you without the prior written consent of each of the Commitment Parties (and any purported assignment without such consent shall be null and void), are intended to be solely for the benefit of the parties hereto and are not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons, except as described in the penultimate paragraph of this letter. This letter may not be amended or waived except by an instrument in writing signed by you and each of us. This letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Senior Facilities and set forth the entire understanding of the parties with respect thereto.

You and we agree that, upon the effectiveness of this Commitment Letter and in consideration for the commitments and mutual agreements contained herein and in the Fee Letter, each of (i) the Commitment Letter and Fee Letter dated September 21, 2005 among you, JPMorgan and JPMorgan Chase Bank and (ii) the Commitment Letter and Fee Letter dated September 21, 2005 among you, Wachovia and WCM, shall hereby terminate without any further action of any person.

This letter is delivered to you on the understanding that neither this letter, the Term Sheet nor the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, employees, agents and advisors who are directly involved in the consideration of this matter or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), provided that you may disclose (i) this letter and the Term Sheet (but not the Fee Letter) and the terms hereof and thereof to Cougar and its advisors in connection with the Acquisition and the other Transactions and (ii) this letter, the Term Sheet and the Fee Letter and the terms hereof and thereof to the providers of the Mezzanine Debt. The foregoing restrictions shall cease to apply (except in respect of the Fee Letter and its terms and substance) after this letter has been accepted by you.

We hereby notify you that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”), JPMorgan, WCM and each Lender may be required to obtain, verify and record information that identifies Holdings and the Borrower, which information includes the name and address of Holdings and the Borrower and other information required by law to identify Holdings and the Borrower in accordance with the Act. This notice is given in accordance with the requirements of the Act and is effective for JPMorgan, WCM and each Lender. Moreover, JPMorgan, WCM and the Lenders shall be entitled

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to obtain from you all documentation and other information with respect to Holdings and the Borrower required by bank regulatory authorities under applicable “know your customer” rules and regulations.

Upon the execution and delivery of definitive documentation with respect to the Senior Facilities and the initial funding thereunder (the “Initial Funding”), your obligations under this letter (other than (i) your obligation to assist in the syndication, and to provide and supplement, and provide representations and warranties with respect to, the information and projections necessary in connection with such syndication, all as provided in the fifth, sixth and seventh paragraphs hereof, until the completion of primary syndication period (as defined in the Fee Letter) and (ii) the confidentiality provisions set forth above) shall automatically terminate and be superseded by the provisions of such definitive documentation, and your rights and the commitments under this letter shall be deemed to be assigned to the Borrower and your surviving obligations under this letter (other than your obligation to assist in the syndication as provided in the fifth paragraph hereof) shall be deemed to be assumed by the Borrower, in each case automatically and without further action of any party, upon the Initial Funding, and you shall be released from your obligations hereunder upon such assignment and assumption.

If you are in agreement with the foregoing, please sign and return to us executed counterparts hereof and of the Fee Letter no later than 5:00 P.M., New York time, on October 7, 2005. The commitments and agreements of the Commitment Parties hereunder will expire at such time in the event we have not received such executed counterparts in accordance with the preceding sentence.

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We look forward to working with you on this transaction.

Very truly yours,

J.P. MORGAN SECURITIES INC.

By:	/s/ David A. Dwyer
Name: David A. Dwyer
Title: Vice President

JPMORGAN CHASE BANK, N.A.

By:	/s/ Robert Anastasio
Name: Robert Anastasio
Title: Vice President

WACHOVIA CAPITAL MARKETS, LLC

By:	/s/ Gary R. Wolfe
Name: Gary R. Wolfe
Title: Managing Director

WACHOVIA BANK, NATIONAL ASSOCIATION

By:	/s/ Gary R. Wolfe
Name: Gary R. Wolfe
Title: Managing Director

Accepted and agreed to as of the date first above written:

INVESTCORP INVESTMENT EQUITY LIMITED

By:	/s/ Sydney J. Coleman
Name: The Director Ltd.
Title: Director

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EXHIBIT A

$300,000,000 SENIOR FACILITIES

Summary of Principal Terms and Conditions

PARTIES TO THE FINANCING FACILITIES

Borrower:	Cougar Merger Sub, Inc., a Delaware corporation (the “Borrower”) all of the outstanding capital stock of which is owned by Cougar Holdings Inc., a Delaware corporation (“Holdings”), both newly formed acquisition vehicles of Investcorp Investment Equity Limited, together with certain affiliated entities (“Investcorp”), other international and domestic investors and certain members of management (together with Investcorp, the “Investor Group”). Holdings and the Borrower will acquire (the “Acquisition”) by merger with the Borrower (the surviving corporation thereof also being the “Borrower”) a company previously identified to us as “Cougar” (“Cougar”), a Delaware corporation, pursuant to a merger agreement (the “Merger Agreement”) to be entered into among Holdings, the Borrower and Cougar.

Administrative Agent:	JPMorgan Chase Bank, N.A. (“JPMorgan Chase Bank” and, in such capacity, the “Administrative Agent”).

Syndication Agent:	Wachovia Bank, National Association (“Wachovia” and, in such capacity, the “Syndication Agent”; together with the Administrative Agent, the “Agents”).

Joint Lead Arrangesr and Joint Bookrunner:	J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC (in such capacity, the “Arrangers”).

Lenders:	JPMorgan Chase Bank, Wachovia and such other financial institutions as shall be selected in the syndication (collectively the “Lenders”) with the consent (which consent shall not be unreasonably withheld) of Investcorp.

AMOUNT AND TERMS OF THE FACILITIES

The Senior Facilities (the “Senior Facilities”) are comprised of the Term Loan Facility, the Revolving Credit Facility and the Incremental Facility as described below.

Term Loan Facility

Type and Amount of Facility:	A seven-year Term Loan Facility (the “Term Loan Facility”) in an aggregate principal amount equal to $250,000,000 (the loans thereunder, the “Tranche B Term Loans”).

The Tranche B Term Loans shall be repayable in equal semi-annual installments totaling 1% annually for the first six years and the remainder in the seventh year in semi-annual installments to be agreed.

Availability:	The Tranche B Term Loans shall be made in a single drawing on the Closing Date (as defined below).

Purpose:	The proceeds of the Tranche B Term Loans shall be used to finance a portion of the Transactions and to pay related fees and expenses.

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Revolving Credit Facility

Type and Amount of Facility:	Six-year revolving credit facility for revolving credit loans, swing line loans and letters of credit (the “Revolving Credit Facility”) in an aggregate amount of $50,000,000.

Availability:	Revolving credit loans (the “Revolving Credit Loans”) and swing line loans (the “Swing Line Loans”) may be made, and standby and commercial letters of credit (the “Letters of Credit”) in an aggregate amount up to a sublimit to be determined may be issued, under the Revolving Credit Facility, at any time during the period between the Closing Date and the Revolving Credit Termination Date (as defined below); provided that no Letter of Credit shall have an expiration date after the earlier of (a) 365 days after its date of issuance or such other duration as may be agreed to by the Issuing Lender (as defined below)and (b) five business days prior to the Revolving Credit Termination Date, provided further that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above). Notwithstanding the foregoing, no more than $5,000,000 in the aggregate of Revolving Credit Loans shall be made on the Closing Date (plus amounts utilized for the issuance of Letters of Credit).

In addition, a portion of the Revolving Credit Facility not in excess of an amount to be agreed upon will be available during the period from the Closing Date to the Revolving Credit Termination Date as Swing Line Loans from JPMorgan Chase Bank on same-day notice. Each other Revolving Credit Lender will be irrevocably and unconditionally obligated to purchase its pro rata share in any Swing Line Loan not repaid by the Borrower.

Maturity:	The sixth anniversary of the Closing Date (the “Revolving Credit Termination Date”).

Purpose:	The proceeds of the Revolving Credit Loans and Swing Line Loans, and Letters of Credit, shall be used for working capital and general corporate purposes of the Borrower and its subsidiaries, including, without limitation, permitted acquisitions.

Incremental Facility

Type and Amount of Facility:	The credit documentation shall permit one or more incremental term facilities (each, an “Incremental Term Facility” in an amount to be agreed (the loans thereunder, “Incremental Term Loans”; together with the Tranche B Term Loans, the “Term Loans”; and together with the Revolving Credit Loans, the “Loans”), with any such Incremental Term Loans being entitled to the benefits of the guarantee by the Guarantors (as defined below) and the Collateral (as defined below) on a pari passu basis with the other Loans; provided that at the time of incurrence of any such Incremental Term Loans (i) no event of default or default exists or would exist after giving effect thereto, (ii) all financial covenants would be satisfied on a pro forma basis on the date of incurrence and for the most recent determination period, after giving effect to such Incremental Term Loans and other customary and appropriate pro forma adjustment events,

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including certain acquisitions or dispositions after the beginning of the relevant determination period but prior to or simultaneous with the borrowing of such Incremental Term Loans, (iii) the maturity date of such Incremental Term Loans shall be no earlier than the maturity date of the Tranche B Term Loans, (iv) such Incremental Term Loans shall not be subject to any amortization that at any time is proportionally greater than the amortization of the Tranche B Term Loans, (v) the initial yield on Incremental Term Loans shall not exceed the then-applicable margin on the Tranche B Term Loans in accordance with customary most favored nation provisions and (vi) the other terms and documentation in the respect thereof, to the extent not consistent with the Tranche B Term Loans, shall otherwise be reasonably satisfactory to the Administrative Agent.

Purpose:	The proceeds of the Incremental Term Loans shall be used to (a) fund acquisitions and (b) finance the working capital needs and general corporate purposes of the Borrower and its subsidiaries.

GENERAL PROVISIONS

Interest Rate:	Alternate Base Rate and, at the Borrower’s option, Eurodollar Loans will be available, as follows:

A. Alternate Base Rate

Interest shall be at the Alternate Base Rate of JPMorgan Chase Bank plus the applicable Interest Margin, calculated on the basis of the actual number of days elapsed in a year of 365 days, if determined by reference to the Prime Rate (as defined below), or in a year of 360 days, otherwise. The Alternate Base Rate is defined as the highest of (i) the federal funds effective rate from time to time plus 1/2 of 1% and (ii) the rate of interest publicly announced by JPMorgan Chase Bank as its prime rate in effect at its principal office in New York City (the “Prime Rate”).

Alternate Base Rate drawings shall require one business day’s prior notice except for Swing Line Loans and shall be in minimum and incremental amounts to be determined.

B. Eurodollar Rate

The Borrower may elect that all or a portion of the Loans (other than Swing Line Loans, which shall bear interest based only on the Alternate Base Rate) bear interest at the Eurodollar Rate. The Eurodollar Rate is the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits for a period equal to one, two, three or six months or (if and when agreed to by all of the relevant Lenders) nine or twelve months (as selected by the Borrower) appearing on Page 3750 of the Telerate screen, plus the applicable Interest Margin.

Eurodollar Rate drawings shall require three business days’ prior notice and shall be in minimum and incremental amounts to be determined.

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Interest Margins:	The Interest Margin for each type of Loan will be the margins per annum set forth under the relevant column heading below which corresponds with the most current rating of the Senior Facilities issued by Moody’s Investor Service, Inc. (“Moody’s”) and by Standard & Poor’s Ratings Group (“S&P”):

	Rating	Eurodollar Loans	Alternate Base Rate Loans
	B1 or better by Moody’s and B+ or better by S&P, in each case with a stable outlook	2.50%	1.50%

	B2 by Moody’s and B- or better by S&P, in each case with a stable outlook	2.75%	1.75%

	B3 or lower by Moody’s	3.00%	2.00%

	In addition, the foregoing margins for Revolving Credit Loans and Swing Line Loans, and the Commitment Fee described below, shall be subject to reduction, after a period to be agreed, by amounts, and based on financial tests, to be determined, provided that no Default or Event of Default has occurred and is continuing (such margin and fee reduction provisions, the “Pricing Grid”).

Issuing Lender:	The issuing bank for the Letters of Credit shall be JPMorgan Chase Bank (in such capacity, the “Issuing Lender”).

Letter of Credit Fees:	A percentage per annum equal to the Interest Margin for Revolving Credit Loans which are Eurodollar Loans then in effect of the amount available to be drawn of each letter of credit, payable quarterly in arrears. In addition to such fees, the Issuing Lender shall receive, for its own account, a fee of 0.25% per annum of the face amount of such letter of credit. Customary administrative, issuance, amendment, payment and negotiation charges will be payable to the Issuing Lender for its own account.

Collateral:	The Senior Facilities, and any swap agreements, any cash management arrangements and any interest rate protection agreements entered into with any Lender or any affiliate of any Lender, will be secured by a perfected first priority security interest in (a) all of the capital stock of the Borrower and each of the direct and indirect domestic subsidiaries and first-tier foreign subsidiaries (whether now owned or subsequently formed or acquired, other than subsequently formed or acquired subsidiaries that are deemed immaterial by the Administrative Agent) of the Borrower (but limited, in the case of first-tier foreign subsidiaries, to 65% of the capital stock of such foreign subsidiaries), (b) all of the inventory, equipment and real property (with any exceptions to be agreed upon by the Borrower and the Administrative Agent) of the Borrower and each of its direct and indirect domestic subsidiaries (whether now owned or subsequently formed or acquired, other than subsequently formed or acquired subsidiaries that are deemed immaterial by the Administrative Agent) and (c) substantially all other tangible and intangible assets (including, without limitation, patents, trademarks and tradenames) (with any exceptions to be agreed upon by the Borrower and the Administrative Agent) of the Borrower and such subsidiaries.

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Guarantees:	All obligations of the Borrower under the credit agreement, and any swap agreements, any cash management arrangements and any interest rate protection agreements entered into with any Lender or any affiliate of any Lender, will be unconditionally guaranteed by Holdings and each of the direct and indirect domestic subsidiaries of the Borrower (other than subsequently formed or acquired subsidiaries deemed immaterial by the Administrative Agent) (the “Guarantors”; together with the Borrower, the “Loan Parties”).

Interest Payment Dates:	In the case of Loans bearing interest based upon the Alternate Base Rate, quarterly in arrears.

In the case of Loans bearing interest based upon the Eurodollar Rate, on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Default Rate:	Overdue principal, interest, fees and other amounts owing to the Administrative Agent or any Lender will bear interest at 2% over the rate otherwise applicable thereto. Overdue Eurodollar Loans shall be converted to Alternate Base Rate Loans at the end of the then current interest period with respect thereto.

Reserve Requirements; Yield Protection:	The definitive financing agreements will contain customary provisions (a) relating to increased costs, capital adequacy protection, interest rate unavailability and withholding and other taxes and (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan on a day other than the last day of an interest period with respect thereto. If the Borrower is required to pay any amounts to any Lender pursuant to the provisions described in clause (a) above, the Borrower will have the right to cause the Lender seeking such payment to sell all of its Loans and commitments at par plus accrued interest and fees to a bank or other financial institution which is or agrees to become a Lender in accordance with the assignment provisions described below.

Commitment Fees:	The Borrower shall pay to each Lender a commitment fee from the Closing Date equal to 0.50% per annum on the average daily unused portion of such Lender’s commitment under the Revolving Credit Facility, subject to reduction in accordance with the Pricing Grid. Commitment fees will be payable quarterly in arrears. For purposes of calculating the commitment fee, Swing Line Loans shall be deemed not to be outstanding.

Fee Basis:	365 days for actual days elapsed.

Mandatory Prepayments:	Term Loans shall be prepaid with:

(a) 100% of the net proceeds of any incurrence of indebtedness (other than permitted indebtedness), by the Borrower or any of its subsidiaries;

(b)    so long as any Term Loans are outstanding, 50% of the net proceeds of any IPO or other public offerings after the Closing Date by Holdings or any of its subsidiaries, excluding any equity provided by the Investor Group or its affiliates; and

(c) 100% of the net proceeds of any sale or other disposition (including as a result of casualty or condemnation) by the Borrower or any of its

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subsidiaries of any assets, subject to usual and customary exceptions to be agreed upon, including, without limitation, (i) any sale of inventory in the ordinary course of business and (ii) any sale of obsolete or worn-out property, and subject to reinvestment capacity to be determined.

Commencing with fiscal year of the Borrower ending December 31, 2006, prepayments shall also be required annually in an amount equal to 50% of the excess cash flow (to be defined) of the Borrower and its subsidiaries for each fiscal year based upon audited financial statements; provided that such percentage shall be reduced based on a total leverage test to be determined. Such prepayments shall be made not later than 120 days after the end of such fiscal year.

The amounts referred to above shall be applied to the prepayment of the Term Loans in a customary manner to avoid breakage costs. Mandatory prepayments of the Term Loans shall be applied ratably to the remaining installments thereof. At the option of the Borrower, any mandatory prepayment may be applied to the immediately succeeding twelve months’ scheduled amortization under the Term Loan Facility in direct order of maturity. Mandatory prepayments of the Term Loans may not be reborrowed.

Voluntary Prepayments:	Permitted in whole or in part, with prior written notice but without premium or penalty, subject to limitations as to minimum amounts of prepayments and customary indemnification for breakage costs in the case of prepayment of Loans other than on the last day of an interest period. Optional prepayments of the Term Loans shall be applied ratably to the remaining installments thereof. At the option of Borrower, any optional prepayment may be applied to the immediately succeeding twelve months’ scheduled amortization under the Term Loan Facility in direct order of maturity. Optional prepayments of the Term Loans may not be reborrowed.

CERTAIN CONDITIONS

Initial Conditions:	The availability of the Senior Facilities will be conditioned upon, among other things, satisfaction on or before December 31, 2005 (as such date may be extended pursuant to the terms of the Commitment Letter) of the conditions precedent set forth on Annex A hereto (the date upon which such conditions are satisfied and the initial funding under the Senior Facilities occurs is referred to as the “Closing Date”).

Conditions to all Loans:	The making of each Loan, and the issuance of each Letter of Credit, will be conditioned upon (a) all representations and warranties in the credit documentation (including without limitation, the material adverse change and litigation representations) being true and correct in all material respects and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit. The material adverse change representation shall provide that (i) as of the Closing Date only, since June 30, 2005, no event, change or effect (any such event, change or effect, a “Material Adverse Effect”) has occurred and is continuing that has a material adverse effect (A) on the business, financial condition, assets, liabilities or results of operations of Cougar and its subsidiaries, taken as a whole, other than (1) changes or effects which are or result from occurrences relating to the United

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States economy generally or the industries in which Cougar operates that do not materially and disproportionately affect Cougar, (2) changes or effects which result directly from the announcement of the Merger Agreement, the Acquisition or the transactions contemplated thereby, (3) changes or effects which are or result from changes in laws after the date hereof, or (4) changes or effects which are or result from changes in GAAP after the date hereof, and no event, change or effect has occurred and is continuing that would reasonably be expected to have a Material Adverse Effect, and (B) the material rights and remedies of the Agents and the Lenders under the Credit Documentation (as defined in Annex A) and (ii) in the case of each Loan made and each Letter of Credit issued after the Closing Date, there has been no change which has had or could reasonably be expected to have a material adverse effect on, (A) the business, assets, financial condition or results of operations of the Borrower and its subsidiaries taken as a whole, since December 31, 2004, (B) the ability of the Borrower and its subsidiaries to perform their obligations under the material Credit Documentation (as defined in Annex A) and with respect to the other financings contemplated thereby or (C) the material rights and remedies of the Agents and the Lenders thereunder.

CERTAIN COVENANTS AND EVENTS OF DEFAULT

The documentation relating to the Senior Facilities will include affirmative and negative covenants and events of default customary for financings of this type (which covenants will be applicable to the Borrower and each of the direct and indirect subsidiaries of the Borrower and, in the case of the passive holding company covenant only, will be applicable to Holdings, and will contain appropriate exceptions to be negotiated) including, without limitation:

Affirmative Covenants:	Delivery of financial statements and reports, customary accountants’ letters confirming that no default was discovered during audit, annual budgets, officers’ certificates and other information reasonably requested by the Lenders; payment of taxes and other obligations; continuation of business and maintenance of existence, material rights and privileges; maintenance of insurance; compliance in all material respects with laws and contractual obligations; maintenance of books and records; right of the Lenders to inspect property and books and records; notices of defaults, litigation and material events; further assurances (including, without limitation, with respect to security interests in after-acquired property); and maintenance of ratings.

Financial Covenants:	Financial covenants (including minimum cash interest coverage ratio and maximum total leverage ratio (total debt (measured net of cash subject to a cap of $25,000,000) to EBITDA)) having terms to be determined.

Negative Covenants:	Limitations (subject to mutually agreed upon exceptions) on indebtedness, liens, guarantee obligations, mergers, asset dispositions, investments, loans, advances and acquisitions, capital expenditures, dividends and other restricted junior payments (but in any event to permit (a) the required redemption of Holdings Mezzanine Debt and dividends from the Borrower to accomplish such redemption, to the extent necessary at the end of the fifth year following the Closing Date to prevent such debt from being treated as “applicable high yield discount obligations” under the Internal Revenue Code, provided that (i) no default or event of default shall have occurred and be continuing, (ii) all financial covenants would be satisfied on a

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pro forma basis after giving effect to such dividends and other restricted payments, (iii) senior debt (measured net of cash subject to $25,000,000 cap mentioned above) to EBITDA shall be no more than 2.5 to 1.0 on a pro forma basis after giving effect to such dividends and restricted payments and (iv) minimum availability under the Revolving Credit Facility shall be at least $10,000,000 on a pro forma basis after giving effect to any such dividends and other restricted payments, and (b) after the fifth anniversary of the Closing Date dividends to make cash interest payments on Holdings Mezzanine Debt, provided that (i) no default or event of default shall have occurred and be continuing and (ii) all financial covenants would be satisfied on a pro forma basis after giving effect to such dividends), changes in fiscal year, transactions with affiliates, changes in principal business conducted, and prepayment and amendments of subordinated debt.

Holdings Covenants:	Holdings shall not have any indebtedness for borrowed money (other than the Holdings Mezzanine Debt and other indebtedness with no amortization or cash interest payments during the term of the Senior Facilities, that does not mature earlier than the maturity of the Senior Facilities and the net proceeds of which are invested in the Borrower or used to refinance other permitted indebtedness of Holdings) and Holdings shall not engage in any activities other than indebtedness for borrowed money and activities reasonably incidental to owning the capital stock of the Borrower.

Events of Default:	Nonpayment of principal when due, nonpayment of interest, fees or other amounts (with appropriate grace periods), violation of covenants (with, in the case of certain affirmative covenants, appropriate grace periods), material inaccuracy of representations and warranties, cross-default, bankruptcy, material judgments, ERISA, actual or asserted invalidity of any loan documents or security interests or subordination provisions, and change in control (the definition of which is to be mutually agreed) of Holdings or the Borrower.

CERTAIN OTHER TERMS

Representations and Warranties:	Customary for financings of this type (including, without limitation, no material adverse change).

Assignments and Participations:

The Lenders shall be permitted to assign all or a portion of their Loans and commitments with the consent, not to be unreasonably withheld, of (a) the Borrower, unless (i) the assignee is a Lender, an affiliate of a Lender or an approved fund or (ii) a bankruptcy or payment event of default has occurred and is continuing, (b) the Administrative Agent, unless a Term Loan is being assigned to a Lender, an affiliate of a Lender or an approved fund, and (c) the Issuing Lender, unless a Term Loan is being assigned. Non-pro rata assignments shall be permitted. In the case of partial assignments (other than to another Lender, an affiliate of a Lender), the minimum assignment amount shall be $1,000,000 (in the case of the Term Loan Facility) and $5,000,000 (in the case of the Revolving Credit Facility), in each case unless otherwise agreed by the Borrower and the Administrative Agent. The Administrative Agent shall receive a processing and recordation fee of $3,500 from the assignor or assignee in connection with all assignments. The Lenders shall also be permitted to sell participations in their Loans. Participants shall have the same benefits as the

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Lenders with respect to yield protection and increased cost provisions subject to customary limitations. Voting rights of participants shall be limited to those matters set forth in clause (a) under “Voting” with respect to which the affirmative vote of the Lender from which it purchased its participation would be required. Pledges of Loans in accordance with applicable law shall be permitted, subject to customary restrictions.

Governing Law:	State of New York.

Voting:	Amendments and waivers with respect to the credit documentation shall require the approval of Lenders holding not less than a majority of the aggregate amount of the Term Loans and the commitments in effect under the Revolving Credit Facility, except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of amortization or final maturity of any Loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof and (iii) increases in the amount or extensions of the expiry date of any Lender’s commitment and (b) the consent of 100% of the Lenders shall be required with respect to (i) reductions of any of the voting percentages and (ii) releases of all or substantially all of the Guarantors (to the extent such Guarantors are material) or all or substantially all of the collateral.

Expenses:	The financing agreements will provide that the Borrower will pay (i) all of the reasonable expenses, including without limitation, reasonable fees and expenses of one counsel (and, in addition, any local or special counsel reasonably requested), incurred by the Arrangers and the Administrative Agent in connection with the negotiation and documentation of the Senior Facilities and the financing agreements therefor, (ii) all of the reasonable expenses, including without limitation, reasonable fees and expenses of counsel, incurred by the Administrative Agent in connection with the administration of the Senior Facilities or in connection with any amendments, waivers, work-outs or restructurings in respect thereof and (iii) all expenses incurred by the Administrative Agent and the Lenders in connection with the protection, exercise or enforcement of any right or remedy or any foreclosure, collection or bankruptcy proceedings in respect thereof.

Counsel to the Administrative Agent and the Arrangers:	Simpson Thacher & Bartlett LLP.

Indemnity:	The Borrower will indemnify, pay and hold harmless the Agents, the Arrangers, the Issuing Lender and the Lenders (and their respective affiliates, directors, officers, employees and agents) against any loss, liability, cost or expense (a “Loss”) as customary for transactions of this type incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof; provided that the foregoing will not apply to any Losses to the extent they are found by a final decision of a court of competent jurisdiction to have resulted from (i) the gross negligence or willful misconduct of such indemnified person, (ii) legal proceedings commenced against any indemnified person by any security holder or creditor thereof solely in its capacity as such or (iii) legal proceedings commenced against such indemnified person by any transferee thereof.

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SENIOR FACILITIES COMMITMENT LETTER—ANNEX A

Initial Conditions

The availability of the Senior Facilities, in addition to the conditions set forth in Exhibit A, shall be subject to the satisfaction of the following conditions. Capitalized terms used but not defined herein have the meanings given in said Exhibit.

(A)	Usual for facilities and transactions of this type, those specified below and others to be reasonably agreed upon by the Administrative Agent and Investcorp, including but not limited to delivery of satisfactory legal opinions and borrowing and compliance certificates; execution of guarantees, which shall be in full force and effect; accuracy of representations and warranties in all material respects; absence of defaults; evidence of authority; payment of fees and expenses; and obtaining of satisfactory insurance.

(B)	The Loan Parties shall have executed and delivered definitive financing agreements and related documentation with respect to the Senior Facilities (the “Credit Documentation”) reasonably satisfactory in form and substance to the Administrative Agent in conformity with the terms hereof.

(C)	The Acquisition shall be consummated prior to or simultaneously with the closing under the Senior Facilities in accordance with applicable law, the Merger Agreement and all other related documentation (without giving effect to any material amendments to or waivers of such documentation not approved by the Administrative Agent, such approval not to be unreasonably withheld). The aggregate amount of fees and expenses to be paid in connection with the Acquisition and the other transactions contemplated hereby shall not exceed approximately $60,000,000 (not including any OID or up-front fees imposed pursuant to the rights of the Commitment Parties in the Fee Letter).

(D)	Except in each case as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect (as defined in the Commitment Letter), as of the Closing Date (i) except as set forth in Section 3.11 of the disclosure schedules to the Merger Agreement, there shall be no actions, suits, proceedings, claims or disputes pending or, to the knowledge of Cougar, threatened by or before any court or other governmental entity against Cougar or any of its subsidiaries which bring into question the validity of the Merger Agreement or, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect (as defined in the Commitment Letter) or prevent or materially delay consummation of the Transactions and (ii) no injunction, writ, temporary restraining order, decree or any order of any nature shall have been issued by any court or other governmental entity seeking or purporting to enjoin or restrain the execution, delivery and performance by Cougar of the Merger Agreement or the consummation by the Borrower of the Transactions.

(E)	After giving effect to the Transactions and the other transactions contemplated hereby, the Borrower and its subsidiaries shall have outstanding no preferred stock and no material indebtedness other than (i) the Borrower Mezzanine Debt, (ii) the loans and other extensions of credit under the Senior Facilities and (iii) any letter of credit remaining outstanding on the Closing Date which is to be backstopped by a Letter of Credit under the Senior Facilities. After giving effect to the Transactions and the other transactions contemplated hereby, Holdings shall have outstanding no preferred stock and no indebtedness other than the Holdings Mezzanine Debt.

(F)	The Borrower shall have furnished a pro forma consolidated balance sheet of the Borrower giving effect to the Transactions to be consummated on the Closing Date, together with a certificate of the Borrower to the effect that such pro forma balance sheet fairly presents in all material respects the pro forma financial position of the Borrower and its subsidiaries and was prepared in good faith.

(G)	The Borrower shall have furnished a certificate of the senior financial officer of the Borrower, in form and substance reasonably satisfactory to the Administrative Agent, which shall document the solvency of the Borrower and its subsidiaries after giving effect to the Acquisition and the other Transactions contemplated hereby as of the Closing Date.

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(H)	All requisite material governmental approvals required as of the Closing Date shall have been obtained.

(I)	The consummation of the Transactions and the other transactions contemplated hereby shall not (i) violate any order, judgment, writ, injunction, determination, award, decree, law, statute, rule or regulation applicable to Cougar or the Borrower or any of their subsidiaries or any portion of their properties or assets, or (ii) require any consent, approval or notice under, or conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, agreement or other instrument or obligation to which Cougar or the Borrower or any of their subsidiaries is a party or by which any of them or any portion of their properties or assets may be bound, except in the case of clauses (i) and (ii), with respect to matters that are not, individually or in the aggregate, reasonably likely to (x) result in a Material Adverse Effect or (y) impair the ability of the Borrower to perform its obligations under the Credit Documentation in any material respect.

(J)	The Administrative Agent shall be reasonably satisfied with the corporate and capital structure and equity ownership of the Borrower and its subsidiaries (excluding the identity and amount of equity contribution of any person or entity in the Investor Group) after giving effect to the Transactions and the other transactions contemplated hereby. On or prior to the Closing Date, (i) Holdings shall have received an equity investment by the Investor Group comprising not less than 31% of the pro forma capitalization of the Borrower after giving effect to the Transaction and (ii) Holdings shall have received at least $75,000,000 in gross cash proceeds from the issuance of the Holdings Mezzanine Debt, and in each case the proceeds thereof shall have been contributed to the Borrower and used to fund the Transactions. The terms and conditions of the Holdings Mezzanine Debt (including, but not limited to, terms and conditions relating to maturity, interest, fees, amortization, subordination, covenants, defaults and remedies) shall be substantially as set forth in the Term Sheet dated September 21, 2005 and provided to the Administrative Agent.

(K)	The Borrower shall have received at least $110,000,000 in gross cash proceeds from the issuance of the Borrower Mezzanine Debt. The terms and conditions of the Borrower Mezzanine Debt (including, but not limited to, terms and conditions relating to maturity, interest, fees, amortization, subordination, covenants, defaults and remedies) shall be substantially as set forth in the Term Sheet dated September 21, 2005 and provided to the Administrative Agent.

(L)	The Borrower shall have furnished unaudited consolidated financial statements of Cougar for each fiscal month ended after June 30, 2005 and ended 45 days before the Closing Date.

(M)	The Administrative Agent shall have received substantially all the results of a recent lien search in each relevant jurisdiction with respect to Holdings and its subsidiaries, and such search shall reveal no liens on any of the assets of the Borrower or its subsidiaries except for liens permitted by the Credit Documentation or liens to be discharged on or prior to the Closing Date pursuant to documentation reasonably satisfactory to the Administrative Agent.

(N)	The Administrative Agent, for the benefit of the Lenders, shall have a perfected security interest in all assets as required under the heading “Collateral” on the Closing Date.

(O)	The Senior Facilities shall have received a rating from both Moody’s and S&P.

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